                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(A)

                              (Amendment No. )(1)

                                Ault Incorporated
                                -----------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                    051503100
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG amp; WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 16, 2005
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 15 Pages)

--------
(1)      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the
NOTES).

-------------------------                              -------------------------
CUSIP No. 051503100                   13D                           Page 2 of 15
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS:
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      SL Industries, Inc. (21-0682685)
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO, AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                    New Jersey
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,084,794*
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,084,794*
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,084,794*
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    22.3%**
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

   *  Represents (1) the aggregate number of shares of the common stock, no par value per share ("Company Common Stock"), of Ault Incorporated, a
      Minnesota corporation (the "Company"), held by the directors and executive officers of the Company (the "Shareholders") who have entered into a
      Shareholders Agreement, dated as of December 16, 2005, with SL Industries,
      Inc., a New Jersey corporation ("Parent"), and Lakers Acquisition Corp., a
      Minnesota corporation and a wholly owned subsidiary of Parent
      ("Purchaser"), as described herein (the "Shares") and an aggregate of
      234,169 shares of Company Common Stock held by SL Delaware Holdings, Inc.
      ("Holdings"). Parent and Purchaser expressly disclaim beneficial ownership of the Shares subject to the Shareholders Agreement.
  **  Based on 4,861,192 shares of Company Common Stock outstanding as set forth in the Company's Schedule 14D-9 filed with the Securities and Exchange
      Commission on December 23, 2005.

-------------------------                              -------------------------
CUSIP No. 051503100                   13D                           Page 3 of 15
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      Lakers Acquisition Corp.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                    Minnesota
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   850,625*
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              850,625*
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    850,625*
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    17.5%**
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

  *     Represents the aggregate number of shares of the common stock, no par value per share ("Company Common Stock"), of Ault Incorporated, a
        Minnesota corporation (the "Company"), held by the directors and executive officers of the Company (the "Shareholders") who have entered into a Shareholders Agreement, dated as of December 16, 2005, with SL
        Industries, Inc., a New Jersey corporation ("Parent"), and Lakers
        Acquisition Corp., a Minnesota corporation and a wholly owned subsidiary of Parent ("Purchaser"), as described herein (the "Shares"). Parent and
        Purchaser expressly disclaim beneficial ownership of the Acquisition
        Shares.
 **     Based on 4,861,192 shares of Company Common Stock outstanding as set forth in the Company's Schedule 14D-9 filed with the Securities and
        Exchange Commission on December 23, 2005.

-------------------------                              -------------------------
CUSIP No. 051503100                   13D                           Page 4 of 15
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      SL Delaware Holdings, Inc. (51-0413904)
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                    Minnesota
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  234,169
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              234,169
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    234,169
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.8%*
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

    *  Based on 4,861,192 shares of Company Common Stock outstanding as set forth in the Company's Schedule 14D-9 filed with the Securities and
       Exchange Commission on December 23, 2005.

-------------------------                              -------------------------
CUSIP No. 051503100                   13D                           Page 5 of 15
-------------------------                              -------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships
          With Respect to Securities of the Issuer.............................9
Item 7. Material to be Filed as Exhibits......................................10

EXHIBIT INDEX
Exhibit 1
Exhibit 2
Exhibit 3
Exhibit 4
Exhibit 5
Exhibit 6

-------------------------                              -------------------------
CUSIP No. 051503100                   13D                           Page 6 of 15
-------------------------                              -------------------------

ITEM 1.    SECURITY AND ISSUER

         This statement on Schedule 13D (this "Schedule") relates to the shares of common stock, no par value per share (the "Company Common Stock"), of Ault
Incorporated, a Minnesota corporation (the "Company"). The address and principal office of the Company is 7105 Northland Terrace, Minneapolis, Minnesota, 55428.

ITEM 2.    IDENTITY AND BACKGROUND.

         (a) This Schedule is being filed by SL Industries, Inc., a New Jersey corporation ("Parent"), Lakers Acquisition Corp., a Minnesota corporation and a wholly owned subsidiary of Parent ("Purchaser") and SL Delaware Holdings, Inc.,
a Delaware corporation and a wholly owned subsidiary of Parent ("Holdings"), each on its own behalf.

         (b) The principal executive offices of each of Parent, Purchaser and
Holdings are located at 520 Fellowship Road, Suite A114, Mount Laurel, NJ 08054.

         (c), (f) Parent through its subsidiaries, designs, manufactures and markets power electronics, power motion, power protection, teleprotection and specialized communication equipment that is used in a variety of medical, aerospace, computer, datacom, industrial, telecom, transportation and electric power utility equipment applications. Its products are generally incorporated into larger systems to increase operating safety, reliability and efficiency.
Parent's products are largely sold to original equipment manufacturers, the electric power utility industry, and to a lesser extent, to commercial distributors. Purchaser is a corporation newly formed by Parent to effect the
Offer (as defined below) and other transactions contemplated by the Merger
Agreement (as defined below) and has not conducted any other activities. Until immediately prior to the time that Purchaser purchases Company Common Stock pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Merger Agreement, including the Offer. All outstanding shares of capital stock of Purchaser are owned by Parent. Holdings is a holding company with no operations other than holding the shares of Company Common Stock held by it as described herein and serving as the entity through which Parent holds the stock of certain of its subsidiaries.

         The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Parent, Purchaser and
Holdings are set forth in Annex A hereto and are incorporated herein by reference.

         (d), (e) During the past five years, neither Parent nor Purchaser nor, to the best of their knowledge, any of the persons listed in Annex A attached hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Neither Parent nor Purchaser has paid any consideration in connection with the execution of the Merger Agreement or the Shareholders Agreement (as
defined below). Neither Parent nor Purchaser expects to acquire any shares of
Company Common Stock pursuant to the Shareholders Agreement. Parent and
Purchaser expect to acquire all outstanding shares of Company Common Stock pursuant to the Offer and the Merger. A description of the source and amount of funds required to purchase shares of Company Common Stock in the Offer pursuant to the Merger Agreement is contained in Section 10 of the Offer to Purchase, dated as of December 23, 2005, filed as Exhibit (a)(1)(A) to the Schedule TO filed with the SEC by Purchaser and Parent on December 23, 2005 (the "Offer to
Purchase"), which description is incorporated herein by reference. The Offer to
Purchase also is filed as Exhibit 1 hereto. A copy of the Revolving Credit
Agreement among Bank of America, N.A., Parent and certain subsidiaries of

-------------------------                              -------------------------
CUSIP No. 051503100                   13D                           Page 7 of 15
-------------------------                              -------------------------

Parent, dated as of August 3, 2005, is filed as Exhibit 5 hereto and is incorporated herein by reference. Holdings acquired the shares of Company Common
Stock owned by it at an aggregate cost (including associated fees) of approximately $567,000, using working capital made available to it by Parent.

ITEM 4.    PURPOSE OF THE TRANSACTION

         (a)-(b) The Company, Parent and Purchaser are parties to an Agreement and Plan of Merger dated as of December 16, 2005 (the "Merger Agreement"). The
Merger Agreement provides that Purchaser will offer to purchase all of the issued and outstanding shares of Company Common Stock, including the associated preferred stock rights (the "Offer"), at a purchase price of $2.90 per share, net to the seller in cash, without interest (such amount or any greater amount per share of Company Common Stock paid in the Offer, the "Offer Price").
Pursuant to the Merger Agreement, as soon as practicable after the completion of the Offer and the satisfaction or waiver of all conditions to the Merger (as defined below), Purchaser will be merged with and into the Company with the
Company surviving the merger as a wholly owned subsidiary of Parent (the
"Merger"). The Merger will become effective on the date and time that the
Articles of Merger are filed with the Minnesota Secretary of State (unless some later time is specified therein) (the "Effective Time"). At the Effective Time,
(i) each share of Company Common Stock then outstanding (other than shares of
Company Common Stock owned by Parent, Purchaser or the Company or any of their respective wholly-owned subsidiaries, or by shareholders, if any, who are entitled to and properly exercise dissenters' rights under Minnesota law) will be converted into the right to receive the Offer Price and (ii) each issued and outstanding share of Company Common Stock owned by Parent, Purchaser or the
Company or any of their respective wholly-owned subsidiaries immediately prior to the Merger shall automatically be cancelled and cease to exist, and no consideration shall be delivered or deliverable therefor. Shareholders who exercise dissenters' rights under Minnesota law will receive a judicially-determined fair value for their shares of Company Common Stock, which value could be more or less than, or the same as, the Offer Price.

         The Offer, the Merger, and the other transactions contemplated by the
Merger Agreement are subject to the satisfaction or waiver of certain conditions, including the receipt of regulatory approvals, as set forth in the
Merger Agreement. Furthermore, the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are subject to the termination provisions of the Merger Agreement. A more complete description of the Merger Agreement is contained in Section 13 of the Offer to Purchase, which description is incorporated herein by reference. A copy of the Merger Agreement is filed as Exhibit 2 to this Schedule and is incorporated herein by reference.

         Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to the willingness of Parent and Purchaser to enter into the Merger Agreement, the directors and certain officers of the
Company and certain of their affiliates (the "Shareholders") entered into a
Shareholders Agreement with Parent and Purchaser dated as of December 16, 2005
(the "Shareholders Agreement"). Pursuant to the Shareholders Agreement and as
more fully described herein, each Shareholder, among other things, (i) agreed to tender into the Offer, and to not withdraw, all shares of Company Common Stock beneficially owned by such Shareholder, as well as any shares of Company Common
Stock subsequently acquired by such Shareholder (the "Owned Shares"), (ii)
agreed to certain transfer restrictions with respect to such Shareholder's Owned
Shares as well as any options or other rights to acquire Company Common Stock held by such Shareholder, (iii) granted to Parent and Purchaser an irrevocable option to purchase all of such Shareholder's Owned Shares at a price per share equal to the Offer Price, exercisable if Purchaser has acquired shares of
Company Common Stock pursuant to the Offer, (iv) agreed to vote any of such
Shareholder's Owned Shares (A) in favor of the Merger Agreement and the Merger, and (B) against any Company Takeover Proposal (as defined below) (other than as proposed by Parent or Purchaser) or any action that could reasonably be expected to prevent or materially impede or delay the Offer or the Merger or the transactions contemplated by the Shareholders Agreement, and (v) granted Parent an irrevocable proxy to vote all of such Shareholder's Owned Shares as contemplated by clause (v) of this paragraph. A copy of the Shareholders
Agreement is filed as Exhibit 3 to this Schedule and is incorporated herein by reference.

         "Company Takeover Proposal" means any inquiry, proposal or offer from any person relating to (1) any direct or indirect acquisition or purchase of assets representing 10% or more of the assets of the Company, (2) any issuance,

-------------------------                              -------------------------
CUSIP No. 051503100                   13D                           Page 8 of 15
-------------------------                              -------------------------

sale, or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture, or any similar transaction)
securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 10% or more of the voting power of the Company, (3) any tender offer, exchange offer or other transaction in which, if consummated, any person shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Securities Exchange
Act of 1934 , as amended (the "Exchange Act")), or the right to acquire beneficial ownership, or any "group" (as such term is defined under the Exchange
Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership, of 10% or more of the outstanding voting capital stock of the Company, or (4) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, other than the transactions contemplated by the Merger
Agreement.

         In addition, concurrently with the execution and delivery of the Merger
Agreement, and as a condition and inducement to the willingness of Parent and
Purchaser to enter into the Merger Agreement, Parent, Purchaser and the Company entered into a Stock Option Agreement dated as of December 16, 2005 (the "Stock
Option Agreement"), pursuant to which the Company granted Purchaser an irrevocable option (the "Stock Option") to purchase, for the Offer Price, shares of Company Common Stock, in such amount as shall be determined by Purchaser in its sole and absolute discretion, up to such number of shares which, upon exercise, would result in Purchaser owning in excess of 90% of the then-outstanding shares of Company Common Stock (collectively, the "Optioned
Shares"); provided, that Purchaser's exercise of the Stock Option is conditioned upon Purchaser and Parent owning, in the aggregate, immediately following such exercise, at least 90% of the outstanding shares of Company Common Stock.
Purchaser is entitled to exercise the Stock Option at any time after it has purchased shares of Company Common Stock in the Offer which results in
Purchaser, Parent and their affiliates owning at least 75% of the shares of
Company Common Stock then outstanding. A copy of the Stock Option Agreement is filed as Exhibit 4 to this Schedule and is incorporated herein by reference.

         (c) Not applicable.

         (d) Parent will have certain rights to designate directors of the
Company following Purchaser's purchase of and payment for shares of Company
Common Stock pursuant to the Offer. Under the Merger Agreement, Parent will be entitled to designate that number of directors of the Company, rounded up to the next whole number, as is equal to the product of (A) the total number of directors on the Company's Board of Directors, and (B) the percentage that the number of shares so purchased bears to the total number of shares of Company
Common Stock then outstanding. Parent has similar rights with respect to committees of the Company's Board of Directors. Notwithstanding the foregoing, the Company shall use best efforts to cause the Company's Board of Directors, until the Effective Time, to have at least two directors who were directors (and not employees of the Company) on December 16, 2005, and who each satisfy the requirements to be "disinterested" under provisions of the Minnesota Business
Corporation Act. Following the Effective Time, Parent may increase the size of the Board of Directors, replace the existing directors and replace the existing management of the Company with persons selected by Parent.

         (e)-(j) The purpose of the Offer and the Merger is for Parent to acquire control of the Company through the acquisition of all outstanding shares of Company Common Stock. Upon consummation of the transactions contemplated by the Merger Agreement, the Shareholders Agreement and the Stock Option Agreement,
the Company will become a wholly-owned subsidiary of Parent, the Company Common
Stock will cease to be freely traded or listed on Nasdaq or any national securities market, all shares of Company Common Stock will cease to be registered under the Act, and Parent will make such other changes in the charter, bylaws, capitalization, management and business of the Company as set forth in the Merger Agreement and as otherwise deemed necessary or appropriate by Parent. Currently, the Company's policy is to pay no dividends. Parent may change that policy following the Merger once the Company is a wholly owned subsidiary of Parent. It is expected that initially, following the Merger, the business and operations of the Company will, except as set forth under the caption "Purpose of the Offer, Interest in Securities of Ault; Other Matters" in
Section 12 of the Offer to Purchase, which description is incorporated herein by reference, be continued by the Company substantially in the same form as they are currently being conducted.

-------------------------                              -------------------------
CUSIP No. 051503100                   13D                           Page 9 of 15
-------------------------                              -------------------------

         Except as set forth herein or incorporated herein by reference relating to the Offer, the Merger and the transactions contemplated by the Merger
Agreement, the Shareholders Agreement and the Stock Option Agreement, Parent
does not have any current plans or proposals that relate to or would result in
(i) the acquisition by any person of additional shares of Company Common Stock or the disposition of shares of Company Common Stock, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board, (v) any material change in the capitalization of the Company, (vi)
any other material change in the Company's corporate structure or business,
(vii) any change to the Company's charter, bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the
Company, (viii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(ix) a class of Company equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (x) any action similar to any of those enumerated above.

         The preceding summary of certain provisions of the Merger Agreement, the Shareholders Agreement and the Stock Option Agreement, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) As a result of the Merger Agreement and the Shareholders
Agreement, and taking into account the shares of Company Common Stock owned by
Holdings, Parent, Purchaser and Holdings, as a group, may be deemed to be the beneficial owner of and to have shared and dispositive voting power with respect to 1,084,794 shares of Company Common Stock, representing approximately 22.3% of the outstanding shares of Company Common Stock. The percentages are based on the number of outstanding shares of Company Common Stock set forth in the Company's
Schedule 14D-9 filed with the Securities and Exchange Commission on December 23,
2005. The foregoing numbers exclude any shares of Company Common Stock that may be acquired by persons subject to the Shareholders Agreement after the date thereof; as a result of the Shareholders Agreement, Parent and Purchaser may be
deemed to have shared voting and dispositive power over any such shares when acquired by such persons. As a result of the Stock Option Agreement, Parent and
Purchaser, as a group, may be deemed to be the beneficial owner of and to have sole voting power and dispositive power with respect to such number of shares of
Company Common Stock as may be issued to Purchaser upon exercise of the Stock
Option (as described in Item 4 hereof).

         Parent and Purchaser expressly disclaim beneficial ownership of any and all shares of Company Common Stock that are subject to the Shareholders
Agreement or Stock Option Agreement, and nothing herein shall be deemed an admission by Parent or Purchaser as to the beneficial ownership of such shares.

         (c)-(d) Except as described herein, neither Parent nor Purchaser nor
Holdings nor, to the best of their knowledge, any of the persons listed in Annex
A attached hereto, has acquired or disposed of any shares of Company Common
Stock during the past 60 days. Furthermore, neither Parent nor Purchaser nor
Holdings knows of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

         The information set forth, or incorporated by reference, in Items 3, 4 and 5 of this Schedule is incorporated by reference to this Item 6. Except as otherwise described in this Schedule, neither Parent nor Purchaser nor Holdings nor, to the best of their knowledge, any of the persons listed in Annex A attached hereto has any contracts, arrangements, understandings or relationships
(legal or otherwise) with any persons with respect to any securities of the

-------------------------                              -------------------------
CUSIP No. 051503100                   13D                          Page 10 of 15
-------------------------                              -------------------------

Company, including but not limited to the transfer or voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1:   Offer to Purchase dated December 23, 2005 filed as Exhibit
             (a)(1)(A) to the Schedule TO filed by Purchaser and Parent on
             December 23, 2005.

Exhibit 2:   Agreement and Plan of Merger, dated as of December 16, 2005, by and among SL Industries, Inc., Lakers Acquisition Corp. and Ault
             Incorporated

Exhibit 3:   Shareholders Agreement, dated as of December 16, 2005, by and among
             SL Industries, Inc., Lakers Acquisition Corp. and the directors and certain officers of Ault Incorporated and certain affiliates thereof

Exhibit 4:   Stock Option Agreement, dated as of December 16, 2005, by and among
             SL Industries, Inc., Lakers Acquisition Corp. and Ault Incorporated

Exhibit 5:   Revolving Credit Agreement dated as of August 3, 2005 among Bank of
             America, N.A., as Agent and a Lender, SL Industries, Inc., as
             Parent Borrower and certain Subsidiary Borrowers, filed as Exhibit
             99.B to the Schedule TO filed by Purchaser and Parent on December
             23, 2005.

Exhibit 6:   Joint Filing Agreement, dated as of December 27, 2005, by and between SL Industries, Inc., SL Delaware Holdings, Inc. and Lakers
             Acquisition Corp.

-------------------------                              -------------------------
CUSIP No. 051503100                   13D                          Page 11 of 15
-------------------------                              -------------------------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2005

                                          SL INDUSTRIES, INC.

                                          By: /s/ David R. Nuzzo
                                              ----------------------------------
                                              David R. Nuzzo
                                              Vice President and Chief Financial
                                              Officer

                                          SL DELAWARE HOLDINGS, INC.

                                          By: /s/ David R. Nuzzo
                                              ----------------------------------
                                              David R. Nuzzo
                                              Vice President

                                          LAKERS ACQUISITION CORP.

                                          By: /s/ David R. Nuzzo
                                              ----------------------------------
                                              David R. Nuzzo
                                              Vice President and Secretary

-------------------------                              -------------------------
CUSIP No. 051503100                   13D                          Page 12 of 15
-------------------------                              -------------------------

                                     Annex A
                                     -------

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              SL INDUSTRIES, INC.,
                          LAKERS ACQUISITION CORP. AND
                           SL DELAWARE HOLDINGS, INC.

         The names of the directors and executive officers of SL Industries,
Inc. ("SL Industries") and Lakers Acquisition Corp. and their present principal occupations or employment and material employment history for the past five years are set forth in the tables below. Unless otherwise indicated, each director and executive officer has been so employed for a period in excess of five years. Unless otherwise indicated, each individual is a citizen of the
United States and his or her business address is 520 Fellowship Road, Suite
A114, Mount Laurel, NJ 08054.

DIRECTORS OF SL INDUSTRIES, INC.

NAME, PRINCIPAL OCCUPATION AND FIVE-YEAR EMPLOYMENT HISTORY

                               SL INDUSTRIES, INC.

        Name               Age       Office and Principal Occupation          Director Since
-------------------------  --- --------------------------------------------- ----------------
Warren G. Lichtenstein      39    Chairman of the Board                             2002
Glen Kassan                 61    Vice Chairman of the Board                        2002
J. Dwane Baumgardner        64    Director                                          1990
James Henderson             47    Director                                          2002
Mark E. Schwarz             44    Director                                          2002
Avrum Gray                  69    Director                                          2002
James A. Risher             62    Director                                          2003
James C. Taylor             40    President and Chief Executive Officer
David R. Nuzzo              48    Vice President, Chief Financial Officer,
                                  Secretary and Treasurer

         WARREN G. LICHTENSTEIN was elected Chairman of the Board of SL
Industries on January 24, 2002. Mr. Lichtenstein served as Chief Executive
Officer of the Company from February 2002 until August 12, 2005 and had previously served as a director of the Company from 1993 to 1997. Mr.
Lichtenstein has been the Chairman of the Board, Secretary and the Managing
Member of Steel Partners, L.L.C., the general partner of Steel Partners II, L.P.
("Steel"), a private investment partnership, since January 1, 1996 and the
President, Chief Executive Officer and a director of Steel Partners, Ltd
("SPL"), a management and advisory company that provides management services to
Steel and its affiliates, since June 1999. Mr. Lichtenstein has been a director
(currently Chairman of the Board) of United Industrial Corporation ("UIC"), a
company principally focused on the design, production and support of defense systems and a manufacturer of combustion equipment for biomass and refuse fuels, since May 2001. Mr. Lichtenstein served as a director of WebFinancial
Corporation ("WebFinancial"), a consumer and commercial lender, from 1996 to
2005 and served as Chairman and Chief Executive Officer of WebFinancial from
December 1997 to June 2005. He also served as President of WebFinancial from
December 1997 through December 2003. Mr. Lichtenstein has been a director of
Layne Christensen Company, a provider of products and services for the water, mineral, construction and energy markets, since January 2004 and has been a director of BKF Capital Group, Inc., a publicly-traded investment firm, since
June 2005.

         GLEN KASSAN was elected as a director on January 24, 2002 and as Vice
Chairman of the Board on August 12, 2005. Mr. Kassan served and as President of the Company from February 2002 until August 12, 2005. He has served as Executive

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-------------------------                              -------------------------

Vice President of SPL and its predecessor since June 2001 and as Vice President of its predecessor from October 1999 through May 2001. Mr. Kassan has served as
Vice President, Chief Financial Officer and Secretary of WebFinancial since June
2000. Mr. Kassan has served as Vice Chairman of the Board of Directors of
Caribbean Fertilizer Group Ltd., a private company engaged in the production and distribution of agricultural products in Puerto Rico and Jamaica, since June
2000. Mr. Kassan also currently serves as Vice Chairman of the Board of
Directors, Chief Executive Officer and Secretary of WHX Corporation, a NYSE
listed holding company. Mr. Kassan is currently a director of UIC.

         J. DWANE BAUMGARDNER has been a director of SL Industries since 1990.
From January 2003 to May 2004, Mr. Baumgardner served as Vice Chairman and
President of Magna Donnelly Corporation, an automotive supplier of exterior and interior mirror, lighting and engineered glass systems. Prior to January 2003, he had been the Chief Executive Officer and President of Magna Donnelly
Corporation since October 2002. Magna Donnelly Corporation is a wholly owned subsidiary of Magna International Inc. that was established in October 2002 by the merger of Donnelly Corporation and Magna Mirror Systems. Prior to October
2002, Mr. Baumgardner had been the Chairman and Chief Executive Officer of
Donnelly Corporation, an automotive supplier, since 1986. Mr. Baumgardner is currently a director of Wescast Industries and Scanlon Leadership Network, where he served as President from 1983 to 1985.

         JAMES R. HENDERSON was elected as a director of SL Industries on
January 24, 2002. Mr. Henderson has served as a director of BNS Co., a real estate management company, since June 2004 and as a director and Chairman of Del
Global Technologies Corp., a designer and manufacturer of medical imaging and diagnostic systems, since November 2003 and May 2005, respectively. Mr.
Henderson has served as a Vice President of SPL and its predecessor since August
1999. He has also served as President of Gateway since December 2001. Mr.
Henderson served as a director of ECC International Corp., a manufacturer and marketer of computer-controlled simulators for training personnel to perform maintenance and operator procedures on military weapons, from December 1999 to
September 2003 and as acting Chief Executive Officer from July 2002 to March
2003. From January 2001 to August 2001, Mr. Henderson served as President of MDM
Technologies, Inc., a direct mail and marketing company that was principally controlled by the Company's former Chief Executive Officer and Chairman. From
1996 to July 1999, Mr. Henderson was employed in various positions with Aydin
Corporation ("Aydin"), a defense electronics manufacturer, which included a tenure as President and Chief Operating Officer from October 1998 to June 1999.
Prior to his employment with Aydin, Mr. Henderson was employed as an executive with UNISYS Corporation, an e-business solutions provider.

         MARK E. SCHWARZ was elected as a director of SL Industries on January
24, 2002. He has served as the general partner, directly or through entities which he controls, of Newcastle Partners, L.P., a private investment firm, since
1993. Mr. Schwarz was Vice President and Manager of Sandera Capital, L.L.C., a
private investment firm affiliated with Hunt Financial Group, L.L.C., a
Dallas-based investment firm associated with the Lamar Hunt family ("Hunt"), from 1995 to September 1999 and a securities analyst and portfolio Manager for
SCM Advisors, L.L.C., formerly a Hunt-affiliated registered investment advisor, from May 1993 to 1996. Mr. Schwarz currently serves as a director of the following companies: WebFinancial, Nashua Corporation, a specialty paper, label, and printing supplies manufacturer; Bell Industries, Inc., a provider of computer systems and services; New Century Equity Holdings Corp., a company formerly engaged in investing in high-growth companies; and Pizza Inn, Inc., a franchisor and operator of pizza restaurants. Mr. Schwarz has served as a director and Chief Executive Officer and President of Geoworks Corporation, an
entity with no significant business operations, since May 2003. Mr. Schwarz has also served as Chairman of the Board of Directors of Hallmark Financial
Services, Inc., a property and casualty insurance holding company, since October
2001, and as its Chief Executive Officer since January 2003. From October 1998 through April 1999, Mr. Schwarz served as a director of Aydin.

         AVRUM GRAY was elected as a director of SL Industries on May 23, 2002.
Mr. Gray is the Chairman of G-Bar Limited Partnership, one of the nation's largest independent options trading firms and a leading specialist in computer-based arbitrage activities in the derivative markets, and has held this position since 1981. Mr. Gray is the former Chairman of the Board of Lynch
Systems, Inc., a glass press supplier to the television and computer industry, and a former Chief Executive Officer of a privately held manufacturer of

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CUSIP No. 051503100                   13D                          Page 14 of 15
-------------------------                              -------------------------

components and devices for the automotive aftermarket. Mr. Gray is also a director of Nashua Corporation, a specialty paper, label and printing supplies manufacturer; Lynch Corporation, a holding company with subsidiaries engaged in manufacturing and distributing frequency control devices and glass forming and other equipment; and Material Sciences Corporation, a materials solution provider. Additionally, Mr. Gray has been Chairman of the Board of Spertus
College, as well as a board member of the Illinois Institute of Technology, the
Stuart School, and a number of philanthropic organizations, including the Jewish
Federation of Chicago.

         JAMES A. RISHER was elected as a director of SL Industries on May 29,
2003. Mr. Risher has been the Managing Partner of Lumina Group, LLC, a private company engaged in the business of consulting and investing in small and mid-size companies, since 1998. From February 2001 to May 2002, Mr. Risher served as Chairman and Chief Executive Officer of BlueStar Battery Systems
International, Inc. ("BlueStar"), a Canadian public company that is an
e-commerce distributor of electrical and electronic products to selected automotive aftermarket segments and targeted industrial markets. BlueStar filed
CCAA (a petition for reorganization under Canadian bankruptcy laws) in August
2001, and a plan of reorganization was approved in November 2001. From 1986 to
1998, Mr. Risher served as a director, Chief Executive Officer and President of
Exide Electronics Group, Inc. ("Exide"), a global leader in the uninterruptible power supply industry. He also served as Chairman of Exide from December 1997 to
July 1998.

         JAMES C. TAYLOR has served as President and Chief Executive Officer of
SL Industries since August 12, 2005. Mr. Taylor served as Executive Vice
President and Chief Operating Officer of SL Industries from January 2004 until
August 12, 2005 and has served as President of SL Industries' Electronics Group since August 2002 and as President of SL Industries' subsidiary, Teal
Electronics Corp., since January 2000. From September 1997 to December 1999, Mr.
Taylor was President of Transicoil, a division of Horizon Aerospace, LLC, a privately held company specializing in military, aerospace and medical motors.

         DAVID R. NUZZO has served as Vice President and Chief Financial Officer and Secretary of SL Industries since December 1997. Mr. Nuzzo has served as
Treasurer since January 2001.

                            LAKERS ACQUISITION CORP.

        Name               Age       Office and Principal Occupation          Director Since
-------------------------  --- --------------------------------------------- ----------------
James C. Taylor             40     Director; President                        December 2005
David R. Nuzzo              48     Director; Vice President and Secretary     December 2005

                           SL DELAWARE HOLDINGS, INC.

        Name               Age       Office and Principal Occupation          Director Since
-------------------------  --- --------------------------------------------- ----------------
Warren G. Lichtenstein      39     Chairman of the Board                      February 2002
Glen Kassan                 61     Director; President                        February 2002
David R. Nuzzo              48     Director; Vice President, Secretary        November 2001
                                   and Treasurer

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CUSIP No. 051503100                   13D                          Page 15 of 15
-------------------------                              -------------------------

                                  EXHIBIT INDEX

Exhibit 1:   Offer to Purchase dated December 23, 2005 filed as Exhibit
             (a)(1)(A) to the Schedule TO filed by Purchaser and Parent on
             December 23, 2005.

Exhibit 2:   Agreement and Plan of Merger, dated as of December 16, 2005, by and among SL Industries, Inc., Lakers Acquisition Corp. and Ault
             Incorporated

Exhibit 3:   Shareholders Agreement, dated as of December 16, 2005, by and among
             SL Industries, Inc., Lakers Acquisition Corp. and the directors and certain officers of Ault Incorporated and certain affiliates thereof

Exhibit 4:   Stock Option Agreement, dated as of December 16, 2005, by and among
             SL Industries, Inc., Lakers Acquisition Corp. and Ault Incorporated

Exhibit 5:   Revolving Credit Agreement dated as of August 3, 2005 among Bank of
             America, N.A., as Agent and a Lender, SL Industries, Inc., as
             Parent Borrower and certain Subsidiary Borrowers, filed as Exhibit
             99.B to the Schedule TO filed by Purchaser and Parent on December
             23, 2005.

Exhibit 6:   Joint Filing Agreement, dated as of December 27, 2005, by and between SL Industries, Inc., SL Delaware Holdings, Inc. and Lakers
             Acquisition Corp.